ARB IOT GROUP LIMITED

No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2

Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia

December 21, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Kathleen Krebs and Jan Woo

Re:	ARB IOT Group Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed December 5, 2022

File No. 333-267697

Ladies and Gentlemen:

We hereby submit the responses of ARB IOT Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated December 16, 2022, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 3”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Form F-1

Capitalization, page 40

1.	Please explain the adjustment made to the amount presented as USD pro forma retained profits.

Response: We respectfully advise the Staff that we have updated the capitalization table on page 40.

Underwriting

Lock-Up Agreements, page 105

2.	Please disclose the exceptions to the lock-up agreements.

Response: We respectfully advise the Staff that we have added descriptions to disclose the exceptions to the lock-up agreements on page 105.

U.S. Securities and Exchange Commission

December 21, 2022

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +603-2276 1143 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

ARB IOT Group Limited

By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

cc:	Kevin Sun, Esq.